Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,	Fiscal years ended December 31,
	2014	2013	2012	2011	2010	2009
(000’s except ratios)
Earnings
Add:
Pre-tax (loss) income from continuing operations	$(78,165)	$(6,663)	$64,150	$43,058	$27,016	$(9,342)
Fixed charges	35,024	49,384	25,860	1,716	441	1,136
Less:
Interest capitalized	(6,550)	(26,824)	(7,952)	(1,004)	(441)	(106)

	(49,691)	15,897	82,058	43,770	27,016	(8,312)
Fixed charges
Interest expensed	26,427	19,152	16,614	613	—	943
Interest capitalized	6,550	26,824	7,952	1,004	441	106
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,047	3,408	1,294	99	—	87

	$35,024	$49,384	$25,860	$1,716	$441	$1,136
Ratio of earnings to fixed charges	— (1)	— (2)	3.17	25.51	61.26	— (3)

(1)	Pre-tax loss from continuing operations was $78.2 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate $84.7 million of additional earnings to achieve a 1:1 ratio of earnings to fixed charges.
(2)	Pre-tax loss from continuing operations was $6.7 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate $ 33.5 million of additional earnings to achieve a 1:1 ratio of earnings to fixed charges.
(3)	Pre-tax loss from continuing operations was $9.3 million and accordingly, the ratio of earnings to fixed charges was less than 1:1. We would have needed to generate $ 9.4 million of additional earnings to achieve a 1:1 ratio of earnings to fixed charges.